Matthew J. Gardella +1 617 239 0789 fax +1 866 955 8776 mgardella@edwardswildman.com

July 19, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Jeffrey Riedler
Michael Rosenthall
Dana Hartz
Mark Brunhofer

Re:                               Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515
Initially Filed April 2, 2012
Amendment No. 1 filed May 21, 2012
Amendment No. 2 filed June 19, 2012
Amendment No. 3 filed July 19, 2012

Ladies and Gentlemen:

On behalf of Stemline Therapeutics, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 18, 2012 (the “Letter”).  The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement on Form S-1 (the “Registration Statement”).  These changes are reflected in Amendment No. 3 to the Registration Statement, which is being filed with the Commission contemporaneously with this letter (“Amendment No. 3”).  Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Significant Factors, Assumptions, and Methodologies Used in Estimating Fair Value of Common Stock, page 60

1.               Please tell us what factors contributed to the increase in the mid-point of the estimated IPO range indicated on page one of your confidential treatment requested response dated June 22, 2012 to the mid-point amount on page two of your unredacted response dated July 9, 2012.

Response:                                         As described in more detail below, the primary reason for the increase in the estimated IPO midpoint range is that the Company and its underwriters perceive greater potential investor interest in the Company as a result of a series of informational meetings with institutional investors occurring after June 22, 2012 than they had estimated prior to conducting such meetings.  These meetings were held pursuant to the newly enacted “test-the-waters” provision under the JOBS Act and amended Section 5(d) under the Securities Act of 1933 (the “Securities Act”).  The meetings were organized at the Company’s direction by the Company’s lead underwriter and involved some of the most significant institutional investors in the life sciences sector.

Specifically, there were separate meetings with a total of seven institutional investors:  four meetings occurred on June 26, 2012 in New York City; two meetings occurred on June 28, 2012 in Boston and one meeting occurred on July 2, 2012 in New York City.  These meetings involved the Company’s Chief Executive Officer, its Chief Medical Officer and Head of Research and Development and its Vice President of Operations, together with representatives from RBC Capital Markets, LLC and personnel from the respective institutional investors.

As a result of the informal feedback from these “test-the-waters” meetings, the Company and its underwriters determined that the market value of the Company is greater than the good faith estimate previously submitted to the Staff, which was based on a number of factors existing at such time as described in the Company’s letter dated June 22, 2012.  This perception of greater investor interest is the primary basis for the increase; the Company did not experience any intrinsic development in its business or otherwise during the period from June 22, 2012 to July 9, 2012.

The Company believes this increase does not require any additional disclosure beyond the disclosure previously submitted to the Staff in the Company’s letter dated July 9, 2012, other than the Company’s response to the Staff’s Comment No. 2 below.  In this connection, the Company respectfully notes that the increase is approximately 13% and if it had occurred as part of a final pricing upsize it would be well within the 20% range set forth in Rule 430A of the Securities Act.

2.               Please revise your proposed disclosure provided in Appendix A to your July 9, 2012 response letter to disclose the intrinsic value of your current outstanding vested and unvested stock options based on the mid-point of your offering price range.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the prospectus.

Notes to Unaudited Financial Statements
Note 9: Subsequent Events, page F-41

3.               We acknowledge your response to our previous comment 2. Please address the following additional comments:

•                  Please revise your proposed disclosure in Appendix B of your response to update your subsequent review for any significant transactions through the date of your next amendment.

•                  Please revise your proposed disclosure in Appendices B and C to clarify whether you intend to record liabilities for both the cash and equity portion of your obligation to Dr. Bergstein. In addition, clarify whether you intend to discount the liability for the time value of money. If you do not intend to record a liability or discount that liability, please tell us why not and reference for us the authoritative literature you rely upon to support your anticipated accounting.

•                  Please revise your capitalization disclosure in Appendix D to include as a pro forma adjustment the impact of your in-process research and development charge in the accumulated deficit line and the impact on long-term liabilities for your transaction with Dr. Bergstein.

•                  Please revise your dilution disclosure in Appendix E to include the impact of your in-process research and development charge for your transaction with Dr. Bergstein in your pro forma net tangible book value.

Response:                                       With respect to the first bullet, the Company revised the date of its subsequent event disclosure and supplementally confirms that no significant transactions or events have occurred that require additional disclosure.

With respect to the second bullet, the Company revised the disclosure on pages 73, F-27 and F-42 of the prospectus.  As noted in the Company’s disclosures, the Company intends to record the present value of the liability related to the assignment agreement between the Company and Dr. Bergstein, which the Company does not expect will be materially different than $2 million.

With respect to the third bullet, the Company revised the disclosure on pages 10, 47 and 48 of the prospectus.

With respect to the fourth bullet, the Company revised the disclosure on pages 49 and 50 of the prospectus.

* * *

Please direct your questions or comments regarding this letter to the undersigned at (617) 239-0789 or to James Barrett at (617) 239-0385.  Thank you for your assistance.

Respectfully submitted,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:                 Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, 6th Floor
New York, NY  10022

Ivan Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY  10017